[Logo Omitted] Koor Industries, Ltd.


                                                   OFFICE OF LEGAL COUNSEL
                                                   TELRAD BUILDING
                                                   14 HAMELACHA STREET
                                                   PARK AFEK
                                                   ROSH HA'AYIN 48091
                                                   ISRAEL
                                                      TEL.:972-3-9008420
                                                   FAX:972-3-9008425

                                                   6 AUGUST 2003



The Securities Authority  The Tel Aviv Stock Exchange The Registrar of Companies
22 Kanfei Nesharim St.    54 Ahad Ha'am St.           97 Yafo St.
Jerusalem 95464           Tel Aviv 65202              Jerusalem 91007
---------------           --------------              ---------------

Fax: 02-6513940           Fax: 03-5105379


Dear Sirs,


RE:   IMMEDIATE REPORT (NO. 18/2003)
      KOOR INDUSTRIES LTD. (COMPANY NO. 52-001414-3)
      ----------------------------------------------


Koor Industries Ltd. (hereinafter: "KOOR" or "THE COMPANY") hereby announces as follows:

1. This morning the Company has published in the United States a press release regarding the following matter:

        o  ECI Telecom Ltd. financial results for the second quarter 2003.


2.   Attached please find the press release.


                                                       Yours Sincerely,

                                                     Shlomo Heller, Adv.
                                                          Legal Counsel

[Logo Omitted] Koor Industries, Ltd.


KOOR INDUSTRIES' HOLDING ECI TELECOM LTD. ANNOUNCES SECOND QUARTER AND FIRST HALF 2003 RESULTS

     ROSH HA'AYIN, Israel-Aug. 6, 2003 - Koor Industries (NYSE: KOR), a leading Israeli investment holding company, announced today that ECI Telecom (Nasdaq:
ECIL), a company in which Koor holds approximately 31%, has released its consolidated results of operations for the second quarter and six months ended June 30, 2003.

     Following please find ECI Telecom's full press release.

ECI TELECOM ANNOUNCES SECOND QUARTER AND FIRST HALF 2003 RESULTS

     PETAH TIKVA, Israel--ECI Telecom Ltd. (Nasdaq: ECIL) today announced consolidated results of operations for the second quarter and six months ended June 30, 2003.

     SECOND QUARTER RESULTS

     Revenues for the second quarter of 2003 were $102 million compared to $119 million in the first quarter of 2003 and $174 million in the second quarter of 2002. Gross profit was $37.3 million (36.7% of revenues), compared to gross profit of $48.7 million (41.0%) in the first quarter and $67.5 million (38.8%) in the second quarter of 2002. The operating loss for the second quarter of 2003 was $34.3 million compared to an operating loss of $5.6 million in the first quarter and an operating loss of $3.2 million for the second quarter of 2002. The net loss for the second quarter of 2003 was $35.0 million, or $0.32 per share, compared to a net loss of $7.8 million, or $0.07 per share in the first quarter of 2003 and a net loss of $7.5 million, or $0.07 per share in the second quarter of 2002.

     Second quarter 2003 results include several specific items totaling approximately $21 million: a $6.6 million provision for a specific doubtful account and a related $3.4 million charge recorded in other expenses, a $6.7 million impairment of assets associated mostly with ECtel's writedown of goodwill from its NetEye acquisition, and $4.4 million in restructuring expenses associated largely with the integration of the Lightscape Optical Networks Division and Enavis into the Optical Networks Division.

     During the quarter, the Company continued to generate positive cash flow. The net cash from operations was $20 million. At the end of the quarter, cash, cash equivalents, and short-term investments totaled $228 million. As previously reported, ECI has reached agreement with its banks and ended the quarter with $60 million in long term bank loans.


     RESULTS FOR THE FIRST HALF, 2003

    For the first six months of 2003, revenues were $220 million compared to $350 million for the first half of 2002. Gross profit in the first half of 2003 was $85.9 million (39.0% of revenues) compared to $131.5 million (37.6%) for the same period last year. The operating loss was $39.9 million, compared to a loss of $7.8 million for the first half of 2002. The net loss was $42.8 million, or $0.40 per share, compared to a net loss of $59.5 million, or $0.57 per share, for the first half of last year.

     The  Broadband  Access  Division  (formerly  the  Inovia  Broadband  Access
Division) recorded revenues of $45 million in the second quarter of 2003 compared to $51 million in the first quarter of 2003 and $73 million in the second quarter of last year. Operating income was $4.2 million compared to $5.6 million in the first quarter and $1.9 million in the second quarter of last year. The operating income reflects improved gross margins resulting from the Company`s vigorous engineering improvements and cost reduction efforts, as well as an advantageous product mix. During the quarter, the Company announced the completion of the OSMINE process for Telcordia Systems Integration. This now enables ECI to offer its products to the major carriers in the US market in line with its strategy of broadening its markets and becoming a global player in the broadband access market.

     In addition, ECI continues to invest in, and lead in, products that enable "triple-play" services - voice, data and video. ECI considers this a focus area and believes it holds a particularly strong competitive position in this strategic and promising market. As an example, after the close of the quarter, ECI announced a multi-year contract with the Cyprus Telecommunications Authority
(CYTA) for tens of thousands of DSL lines to enable the delivery of voice, data and video services in Cyprus. CYTA's network represents one of Europe's first triple play service networks.

     The Optical Networks Division (formerly the Lightscape Optical Networks Division which consisted of Lightscape and Enavis) recorded revenues of $40 million in the second quarter of 2003 compared to $42 million in the first quarter and $60 million in the second quarter of last year. The operating loss was $15.5 million compared to an operating loss of $6.3 million in the first quarter and $5.5 million in the second quarter last year. The Division's results reflect the decline in the optical networks market as well as, what we believe was a temporary impact of the SARS epidemic in China. During the quarter, ECI established a presence in India and, in July, announced the deployment of the XDM multi-service optical platform at TATA Power Company, part of the TATA Group. The Division has released its new network management system to select customers and is on track to deliver Ethernet switching on the XDM during the fourth quarter.

     OTHER BUSINESSES

     ECtel (NASDAQ: ECTX), in which ECI holds a 58% stake, reported revenues of $10 million in the second quarter of 2003 compared to $15 million in the first quarter of 2003 and $24 million in the second quarter of 2002. Its net loss was $13.8 million compared to a net loss of $3.8 million in the first quarter and a net profit of $4.3 million in the second quarter of 2002. Second quarter 2003 results include a goodwill impairment charge of $6.0 million (noted above).

     Sales to Veraz Networks totaled $6.5 million in the second quarter of 2003 compared to $8.7 million in the first quarter. ECI holds 43% of privately-held Veraz. ECI manufactures and sells DCME (Digital Circuit Multiplication Equipment) and Voice over IP products to Veraz for resale. Veraz recently announced that wholesale long distance providers, BtNAccess, a wholly owned subsidiary of PCCW, and vNet, a North American carrier, have deployed Veraz's network solution to deliver toll-quality long distance and carrier peering services to their carrier customers. Similarly, CODETEL, a Verizon company, and M1 from Singapore have deployed Veraz's media gateway for their international bilateral VoIP traffic exchange.

     Commenting, Doron Inbar, President and CEO said, "Our results reflect the continuing weakness in the telecommunications industry and the extremely cautious stance taken by carriers and service providers. This was especially noticeable in the results of our Optical Networks Division. However, with a slightly increased level of market activity, as well as the expected decline of the SARS scare, we now expect to see sequential revenue growth and improved operating results in the Division. We have also now completed the previously announced integration of Lightscape and Enavis into the Optical Networks Division.

     "In the Broadband Access Division we are pleased to report continuing strong profitability - in spite of the decline in revenues, which is likely to continue into the third quarter. The revenue decline reflects procurement and deployment cycles for multi-year contracts at our large accounts, where we are maintaining our market share, as well as the general price decline in this market. We expect continued strong demand in the broadband access market expanding beyond ADSL to areas such as VDSL, FTTP (Fiber To The Premises) and FTTC (Fiber To The Curb). We are encouraged by our strong position in the VDSL market, especially in Europe, and are committed to becoming an important player in the FTTP and FTTC markets.

     "We remain focused on financial prudence as we continue to generate positive cash flow, build our cash position and reduce operating expenses.

     "Although it is difficult to give specific guidance for the third quarter in light of the continued limited visibility in the market, we expect the decline in revenues in Broadband Access to be offset by growth in Optical Networks, resulting in essentially flat to slightly lower revenues in our core businesses.

     "Despite the disappointing results of the second quarter, we are becoming increasingly confident in our ability to execute our strategy. Our organization, competitive product line and cost structure are now aligned with our strategy and with market reality. These factors, in addition to our strong balance sheet, are the foundations for creating growth and for becoming a strong, world-class competitor."

     Separately, ECI announced today that Gerd Tenzer, former Deputy Chairman of the Board of Management of Deutsche Telekom, has joined the ECI Board of Directors.

     A conference call to discuss ECI Telecom's results will take place today, Wednesday, August 6 at 8:30am EST (3:30pm Israel).

     To access the conference  call,  please dial one of the following  numbers:
US:(877) 260-8899, International: (612) 332-0335, Israel: 1800-9370052.

     A replay option will be available after the conference call, from 12:00 pm EST on August 6, 2003, through August 13, 2003, at 11:59pm EST.

     Replay numbers: US:  (800)-475-6701,  Int.  +320-365-3844.  Access code for both: 693846.

     A webcast of the conference call can be accessed on the ECI Telecom website at www.ecitele.com.

     ABOUT ECI TELECOM
     ECI Telecom provides advanced, telecommunications solutions to leading carriers and service providers, worldwide. By translating a deep understanding of its customers' needs into innovative, technologically excellent solutions, ECI enables its customers to increase the value of their networks and reduce operating expenses. ECI's platforms enable carriers and service providers to easily introduce new revenue-generating services. ECI has pioneered key technologies including voice compression, SDH, DSL, and has enabled the establishment of global networks. ECI specializes in metro optical networks, broadband access, bandwidth management and carrier-class VoIP solutions.

     Certain statements contained in this release may contain forward-looking information with respect to plans, projections, or future performance (including guidance on future financial performance) of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the general deterioration of the global economy and slowdown in expenditures by telecommunications service providers, our substantial net losses and possibility of future net losses, rapid technological change in our markets, competitive factors, price erosion in the market for certain of our products, dependence on large customers, fluctuations in our quarterly and annual results, potential inability to raise additional funds, if needed, on favorable terms, risks associated with international sales, fluctuations in the results of our subsidiary ECtel, risks relating to our intellectual property, integration of recently combined operations, substantial outstanding line of credit and related loan to one of our customers and its affiliate, unexpected tax demands, currency fluctuations, potentially disruptive acquisitions, dependence on limited suppliers and subcontractors, as well as risks related to operations in Israel, and other risks detailed in the Company's annual report on Form 20-F for the year ended December 31, 2002 and other filings with the Securities and Exchange Commission.

     ABOUT KOOR INDUSTRIES
     Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL) and Telrad Networks; in agrochemicals through Makhteshim Agan Industries (TASE:
MAIN); in defense electronics through the Elisra Defense Group; and in promising start-ups in the fields of telecommunication and life sciences through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

     FOR FURTHER INFORMATION, PLEASE CONTACT:
     Yuval Yanai - Senior Vice President and CFO
     Koor Industries Ltd.
     Tel. +9723 9008 310 Fax. +9723 9008 313 http://www.koor.com

     Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.



                                                        TABLE - 1
                                                    ECI TELECOM LTD.
                                                    AND SUBSIDIARIES
                                     GAAP REPORTED CONSOLIDATED STATEMENTS OF INCOME
                                        (In thousands, except per share figures)

                                                                                                                Months
                                                     Three Months Ended             Six Months Ended             Ended
                                                           June 30,                      June 30,              March 31,
                                                  --------------------------    --------------------------    ------------
                                                     2003           2002           2003           2002           2003
                                                  -----------    -----------    -----------    -----------    ------------
Revenues                                            $101,612       $174,139       $220,283       $349,548        $118,671
Cost of revenues                                      64,319        106,596        134,336        218,035          70,017
                                                  -----------    -----------    -----------    -----------    ------------
Gross profit                                          37,293         67,543         85,947        131,513          48,654
Research and development costs, net                   17,969         24,767         37,441         49,498          19,472
Selling and marketing expenses                        22,526         29,927         44,319         58,661          21,793
General and administrative expenses                   12,979         15,611         25,158         30,307          12,179
Provision for a specific doubtful account              6,600              -          6,600              -               -
Amortization of  intangible assets                       441            440          1,233            880             792
Impairment of assets                                   6,686              -          6,686              -               -
Restructuring expenses                                 4,441              -          4,441              -               -
                                                  -----------    -----------    -----------    -----------    ------------
Operating loss                                      (34,349)         (3,202)       (39,931)        (7,833)         (5,582)
Financial income (expenses), net                       (858)           3,125        (1,299)          4,067           (441)
Other income (expenses), net                         (4,767)         (1,699)        (5,001)          8,782           (234)
                                                  -----------    -----------    -----------    -----------    ------------
Loss from continuing operations
 before taxes on income                             (39,974)         (1,776)       (46,231)          5,016         (6,257)
Taxes on income                                        (492)         (2,106)        (1,089)        (6,662)           (597)
                                                  -----------    -----------    -----------    -----------    ------------
Loss from continuing operations
 after taxes on income                              (40,466)         (3,882)       (47,320)        (1,646)         (6,854)
Company's equity in results of
 investee companies - net                              (286)           (656)        (1,347)        (1,456)         (1,061)
Minority interest in results of
 subsidiaries - net                                    6,164         (1,834)          8,393        (3,352)           2,229
                                                  -----------    -----------    -----------    -----------    ------------
Loss from continuing operations                     (34,588)         (6,372)       (40,274)        (6,454)         (5,686)

Loss on discontinued operations, including
impairment of related goodwill,   net of tax           (404)         (1,094)        (2,524)       (52,532)         (2,120)
Cumulative effect of an accounting change, net             -              -              -           (550)              -
                                                  -----------    -----------    -----------    -----------    ------------
Net Loss                                            (34,992)         (7,466)       (42,798)       (59,536)         (7,806)
                                                  ===========    ===========    ===========    ===========    ============

Basic and diluted loss per share
Continuing operations                                $(0.32)         $(0.06)        $(0.38)        $(0.06)         $(0.05)
Discontinued operations                              $(0.00)         $(0.01)        $(0.02)        $(0.50)         $(0.02)
Cumulative effect of an accounting change                  -              -              -         $(0.01)               -
                                                  -----------    -----------    -----------    -----------    ------------
                                                     $(0.32)         $(0.07)        $(0.40)        $(0.57)         $(0.07)
                                                  ===========    ===========    ===========    ===========    ============
Weighted average number of shares
outstanding used to compute basic and diluted
loss per share - in thousands                        107,792        106,953        107,689        103,727         107,585
                                                  ===========    ===========    ===========    ===========    ============


                                                      TABLE - 2
                                                   ECI TELECOM LTD.
                                                   AND SUBSIDIARIES
                                      GAAP REPORTED CONSOLIDATED BALANCE SHEETS
                                                    (In thousands)

                                                                     June 30,         March 31,         December 31,
                                                                      2003              2003                2002
                                                                 ---------------    -------------     -----------------
Assets
Current Assets
--------------
Cash and cash equivalents                                               211,428          310,657               356,649
Short-term investments                                                   16,806           17,367                 6,840
Trade Receivables                                                       175,597          196,993               207,315
Other receivables and prepaid expenses                                   30,133           28,145                28,543
Net balance of discontinued operations                                        -           17,357                20,648
Recoverable costs and estimated
 earnings, not yet billed                                                15,794           13,514                13,690
Inventories                                                             137,788          144,084               149,747
                                                                 ---------------    -------------     -----------------
Total current assets                                                    587,546          728,117               783,432
                                                                 ---------------    -------------     -----------------
Long-term receivables, investments and long-term
deposits -net of current maturities                                     161,766          175,902               175,158
                                                                 ---------------    -------------     -----------------
Property, plant and equipment - net                                     129,136          133,601               138,587
                                                                 ---------------    -------------     -----------------
Software development costs, net                                          17,962           18,959                20,082
                                                                 ---------------    -------------     -----------------
Other assets                                                             24,285           37,601                37,840
                                                                 ---------------    -------------     -----------------

                                                                 ---------------    -------------     -----------------
Total assets                                                            920,695        1,094,180             1,155,099
                                                                 ===============    =============     =================

Liabilities and shareholders' equity
Current liabilities
-------------------
Short-term bank loans and current maturities                             15,000          183,185               230,012
Trade payables                                                           41,576           49,167                41,221
Other payables and accrued liabilities                                  126,176          124,195               133,826
Net balance of discontinued operations                                      220            8,857                12,148
                                                                 ---------------    -------------     -----------------
Total current liabilities                                               182,972          365,404               417,207
                                                                 ---------------    -------------     -----------------

Long-term liabilities
---------------------
Bank loans                                                               45,000                -                     -
Other liabilities                                                         8,243            8,273                 8,379
Liability for employee severance benefits - net                          28,897           25,602                26,357
                                                                 ---------------    -------------     -----------------
Total long-term liabilities                                              82,140           33,875                34,736
                                                                 ---------------    -------------     -----------------
Minority Interest                                                        48,481           54,598                56,756
                                                                 ---------------    -------------     -----------------
Shareholders' equity
--------------------
Share capital                                                             6,160            6,156                 6,152
Capital surplus                                                         660,261          658,756               658,425
Accumulated other
 comprehensive loss                                                       (176)            (458)               (1,832)
Retained earnings                                                      (59,143)         (24,151)              (16,345)
                                                                 ---------------    -------------     -----------------
Total shareholders' equity                                              607,102          640,303               646,400
                                                                 ---------------    -------------     -----------------
Total Liabilities and shareholders' equity                              920,695        1,094,180             1,155,099
                                                                 ===============    =============     =================